Exhibit 99.1

Safe-T’s Remote Access Solution Enables Business Continuity in the Face of Coronavirus Crisis

Safe-T announces free remote access services to corporate resources to support organizations affected by the worldwide outbreak

HERZLIYA, Israel, March 10, 2020 — Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of Secure Application Access solutions for on-premise and hybrid cloud environments, today announced that it is joining the battle against the world crisis caused by the COVID-19 coronavirus, by offering a three month free-of-charge remote access service for affected organizations around the globe.

With the worldwide outbreak of the coronavirus, organizations of all sizes and types have closed their offices, instructing employees to remain at home and work remotely. Many organizations are not equipped to provide their entire work force with remote access to corporate resources, for both on-premise and cloud environments. Some organizations do not have remote access technologies, while others have solutions that were built for the organization’s remote workers and travelers, but are not scalable for the entire work force.

Starting today, Safe-T will be offering its Secure Application Access solution free-of-charge to affected organization for a period of three months. To start using the solution, organizations simply need to deploy a lightweight server on their premises and connect it to their relevant services and to Safe-T’s secure access cloud. Safe-T also invites registered Safe-T solutions resellers to inform their customers who may benefit from this offer.

The registration for the three months of free Secure Application Access can be done here.

“As a technology innovator, Safe-T has always looked for ways to help organizations secure access to their resources. We are the first vendor to recognize that we can utilize our technologies to help organizations deal with the reality of the coronavirus outbreak and maintain ongoing activity by providing their employees with remote access to corporate resources,” said Shachar Daniel, CEO of Safe-T. “Our Secure Application Access solution helps organizations deploy a secure and agile remote access solution which can be deployed in minutes, giving employees the ability to work from home and stay healthy.”

About Safe-T®

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of zero trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services. With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats. At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

Safe-T’s SDP solution on AWS Marketplace is available here.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the potential benefits from offering a three-month free-of-charge remote access service for organizations around the globe. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties, are not guarantees of results and should not be considered as an indication of future activity or future performance. Actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

COMPANY CONTACT:

Karin Tamir

Karin.Tamir@safe-t.com

+972-9-8666110